SES AI CORPORATION

35 Cabot Road

Woburn, MA 01801

April 25, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Patrick Fullem and Geoffrey Kruczek

Re:	SES AI Corporation (CIK No. 0001819142)

Registration Statement on Form S-1/A (File No. 333-262726)

Ladies and Gentleman:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, SES AI Corporation respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that it will be declared effective by 4:00 p.m. Eastern Standard Time on April 27, 2022, or as soon thereafter as practicable.

Should you have any questions regarding this letter, please do not hesitate to contact Jonathan Rochwarger at (212) 819-7643 or Scott Levi at (212) 819-8320 of White & Case LLP, counsel to the Company.

[Signature Page Follows]

Sincerely,

SES AI CORPORATION

By:	/s/ Jing Nealis
Name:	Jing Nealis
Title:	Chief Financial Officer

Signature Page to Acceleration Request (SES AI Corporation)